UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: November 2, 2015

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Hamilton House

10 Queen Street, Suite 102

Hamilton, HM 11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) as Exhibit 23.1, the Consent of Drewry Shipping Consultants Ltd., and (2) as Exhibit 99.1, the Press Release announcing the secondary public offering of the Company’s common stock by GA Holdings LLC.

Exhibits

The following exhibits are filed as part of this Report:

23.1	Consent of Drewry Shipping Consultants Ltd.

99.1	Press Release announcing the secondary public offering of the Company’s common stock by GA Holdings LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: November 2, 2015

	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary